Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Meta Platforms Inc (META)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

2025 Proxy Memo Meta Platforms | Disclose a Transition Plan for Data Center Energy Use

Meta Platforms Inc (META)
Vote Yes: Proposal #12 –GHG Emissions Reduction Actions

(Disclose a Transition Plan for Data Center Energy Use)

Annual Meeting: May 28, 2025

CONTACT: Kelly Poole | kpoole@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Meta disclose a transition plan that results in new renewable energy capacity, or other actions that achieve actual emissions reductions at least equivalent to the energy demand associated with its expanded data center operations.

SUMMARY

Meta, a global leader in social technology and artificial intelligence (AI), is rapidly growing its data center footprint. In 2024, Meta broke ground on six new data centers and in 2025, the company plans to invest $60-65 billion in AI and data center expansion.1 Meta’s new data centers are of record-breaking size and capacity – one is “so large it would cover a significant part of Manhattan.”2

As Meta brings more data centers online, often in rural areas where land is cheap, its electricity use is growing rapidly—up 200% since 2019. Because these facilities rely on the carbon-intensive U.S. power grid, the company’s greenhouse gas (GHG) emissions from electricity use have doubled over the same period.3

Meta does not have a plan to reduce the growing emissions from its data center operations. While Meta is supporting certain new renewable energy projects on the same grid as its data centers, its electricity use is far outpacing these efforts. Because of this mismatch, utilities are building new fossil fuel capacity to serve Meta’s energy demand.4

Meta nonetheless maintains that it uses 100% renewable energy due to its purchase of carbon offsets.5 The offsets Meta purchases are called Renewable Energy Certificates (RECs) or Energy Attribute Certificates (EACs), which vary significantly in their contribution to new renewable energy capacity, particularly where and when it is needed to offset Meta’s energy use.6

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1 https://www.wsj.com/tech/ai/meta-spending-ai-facebook-data-centers-9452a88f

2 https://www.threads.net/@zuck/post/DFNf73PJxOQ?hl=en

3 https://sustainability.atmeta.com/wp-content/uploads/2024/08/Meta-2024-Sustainability-Report.pdf Index G; Ibid Index C

4 https://globalenergymonitor.org/report/proposed-gas-fired-power-plants-in-the-united-state-rise-due-to-ai-energy-demand-speculation-but-remain-largely-in-early-development-stage/#:~:text=If%20future%20AI%20power%20demand,life%20or%20experiencing%20significant%20underutilization.

5 https://sustainability.atmeta.com/wp-content/uploads/2024/02/2023_Meta_CDP_Climate-Change-Survey.pdf

6 https://www.washingtonpost.com/climate-environment/2023/06/21/renewable-energy-credits-certificates-greenwashing/

2025 Proxy Memo Meta Platforms | Disclose a Transition Plan for Data Center Energy Use

At the same time, the local power utilities serving Meta’s data centers are responding to its very large energy demands by building additional fossil fuel power plants. For example, in Louisiana, where Meta’s record-breaking data center is to be built, the local utility Entergy plans to build three methane gas-powered combustion turbines to meet Meta’s increased power demand.7 Thus, despite its purchase of offsets, in the end, three new fossil plants are being built – a highly consequential outcome given the urgent global effort to decarbonize the electricity grid while meeting rapidly growing demand—a goal that can only be achieved by adding new renewable capacity.

Meta’s reliance on RECs to meet its climate goals not only increases GHG emissions, but also exposes the Company to accusations of greenwashing, regulatory scrutiny, and potential restrictions on its license to operate in certain localities.8

In contrast, Meta’s peers Microsoft and Alphabet have recognized the shortcomings of low-quality RECs and have committed to buying or producing 24/7 carbon-free energy on every grid where they operate, a strategy which will result in more renewable energy capacity and an overall decrease in GHG emissions.9

By prioritizing energy procurement strategies that result in new renewable capacity at least equivalent to its energy demand, Meta can reduce climate-related risks and ensure that the Company is actively contributing to the decarbonization trajectory of the regions in which it operates.

RATIONALE FOR A YES VOTE

1.	Meta’s energy use is outpacing its efforts to build new renewable energy.
2.	Meta’s energy strategy exposes it to reputational, regulatory, and climate transition risks.
3.	Meta lags peers in disclosing a transition plan that results in new renewable energy capacity.

DISCUSSION

1.	Meta’s energy use is outpacing its efforts to build new renewable energy.

Meta states that, since 2020, it has matched 100% of its annual energy use with renewable energy, but its data centers are still reliant on the carbon-intensive power grid.10 In the U.S., where Meta has 24 data centers, more than 50% of the electricity it uses comes from high carbon fossil fuels.11 While Meta is investing in certain new renewable energy projects on the local grids of its data centers, its energy use is vastly outpacing these efforts, and the Company is making up the difference by purchasing offsets.

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7 https://news.bloomberglaw.com/environment-and-energy/metas-planned-louisiana-data-center-fuels-pollution-worries

8 https://www.washingtonpost.com/technology/2024/10/05/data-center-protest-community-resistance/; https://www.datacenterdynamics.com/en/news/google-denied-data-center-planning-permission-in-dublin-ireland/

9 https://blogs.microsoft.com/on-the-issues/2025/02/13/progress-on-the-road-to-2030/; https://www.google.com/about/datacenters/cleanenergy/

10 https://sustainability.atmeta.com/wp-content/uploads/2024/08/Meta-2024-Sustainability-Report.pdf, Data Index G

11 https://www.eia.gov/tools/faqs/faq.php?id=427&t=3

2025 Proxy Memo Meta Platforms | Disclose a Transition Plan for Data Center Energy Use

The offsets Meta purchases are called Renewable Energy Certificates (RECs) or Energy Attribute Certificates (EACs), which range significantly in their ability to bring new renewable energy capacity online where and when it is needed.12 RECs themselves are an accounting tool, with one REC representing 1 MWh of renewable electricity. Meta has not disclosed a breakdown of its REC purchases since 2022, leaving investors uncertain of the quality and impact of its REC purchases and whether they lead to new renewable energy capacity.

Based on the most recently reported data from 2022, at least 43% of the offsets Meta purchased came from locations where the company does not operate and did not match its around-the-clock energy demand.13 Furthermore, a number of the RECS may be associated with renewable projects that were already planned or operational.14 Renewable energy is now the lowest cost energy source in most areas, so purchasing RECs does not necessarily ensure renewable energy generation that would otherwise not have been built. As a result, Meta’s continued reliance on fossil fuel electricity is not meaningfully offset by REC purchases. Meta’s reliance on these Certificates allows the Company to appear to maintain its 100% renewable energy commitment without bringing equivalent new renewables online or otherwise reducing its full operational emissions.15

While Meta states that less than 5% of its 2023 renewable energy purchases were from short-term unbundled RECs, which is the most widely criticized type of REC,16 Meta does not disclose the sources of the remaining 95%.17 This is concerning given, in 2022, 37% of Meta’s renewable energy purchases came from Virtual Power Purchase Agreements (VPPAs) which are financial contracts where a company agrees to buy renewable energy at a fixed price without taking physical delivery, allowing it to claim RECs while continuing to use electricity from the local grid.18 Given that VPPAs are longer-term contracts, it is logical to assume the Company has remained reliant on them for the past two years.

Although VPPAs are sometimes viewed as more credible than short-term unbundled RECs, they still fail to reduce emissions on the buyer’s local grid, meaning Meta’s growing energy demand can continue to drive fossil fuel expansion even as it claims progress toward renewable energy goals.19 In addition, because RECs from VPPAs often do not match a company's hourly energy use, it means the company is using grid electricity—often from fossil fuels—at times when renewable energy isn’t actually being produced. This mismatch is important because it fails to reduce real-time emissions and does not drive the clean energy needed during peak demand hours.

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12 https://newclimate.org/sites/default/files/2024-01/NewClimate_RenewableElectricityReport_%20Jan24.pdf, p.12

13 https://sustainability.atmeta.com/wp-content/uploads/2024/02/2023_Meta_CDP_Climate-Change-Survey.pdf, Calculated using data from Section C8.

14 https://energy.ucdavis.edu/wp-content/uploads/Beyond-100-Renewable-Preprint.pdf; https://newclimate.org/sites/default/files/2024-01/NewClimate_RenewableElectricityReport_%20Jan24.pdf, p.13

15 https://newclimate.org/sites/default/files/2024-01/NewClimate_RenewableElectricityReport_%20Jan24.pdf, p.13

16 Unbundled RECs are a mechanism for tracking the renewable attribute of a unit of energy separately from the sale of energy itself, and with no financial responsibility for the energy from the renewable producer. Studies have found that these agreements have little or no impact on the emissions of the host utility serving the buyer,and in most cases have had a diminishing impact on driving new clean energy projects onto the grid. Oversupply of certificates and associated low prices are key reasons for this problem. Even if REC prices would be high, most future renewable electricity generation would very likely continue to take place in the absence of a market for standalone RECs.

https://www.sierraclub.org/sites/default/files/2024-09/demandingbetterwebsept2024.pdf; https://newclimate.org/sites/default/files/2024-01/NewClimate_RenewableElectricityReport_%20Jan24.pdf

17 https://energy.ucdavis.edu/wp-content/uploads/Beyond-100-Renewable-Preprint.pdf

18 https://sustainability.atmeta.com/wp-content/uploads/2024/02/2023_Meta_CDP_Climate-Change-Survey.pdf, Calculated using data from Section C8.

19 https://www.sciencedirect.com/science/article/pii/S2542435123004993

2025 Proxy Memo Meta Platforms | Disclose a Transition Plan for Data Center Energy Use

Meta’s reliance on RECs from VPPAs and other types of offsets allows the Company to appear to maintain its 100% renewable energy commitment and claim carbon neutrality without necessarily bringing new renewables online or otherwise fully reducing its operational emissions. A concerning example of this is in Louisiana, where Meta’s record-breaking data center is to be built. Entergy, the local utility, plans to build three methane gas-powered combustion turbines to meet Meta’s increased power demand.20 While Meta states it will purchase RECs and fund a solar project to help offset the new fossil fuels being brought online, the bottom line is that new fossil fuel infrastructure is being built to meet Meta’s energy needs and these plants will release harmful GHG emissions for decades into the future.

Similarly, in Nebraska, Meta’s energy demands have delayed the retirement of a coal plant, a decision that will increase GHG emissions above what they otherwise would be and leaves residents exposed to continuing health risks.21 These examples illustrate that Meta’s current procurement strategy not only fails to drive meaningful emissions reductions—it also transfers long-term environmental and economic risks onto the public.

Given the gaps and limitations of Meta’s current approach, this Proposal calls on the Company to disclose a credible plan for achieving real emissions reductions associated with its growth in data centers. This means ensuring that for every unit of electricity consumed, an equivalent amount of new renewable energy is being added to the grid—a standard that truly aligns with climate goals and protects long-term shareholder value.

2.	Meta’s energy strategy exposes it to reputational, regulatory, and climate transition risks.

Regulatory Risk and License to Operate: In response to the profound pressure that data centers are putting on the power grid, regulators at the city, state, and regional levels are moving to limit new data center development and their energy procurement practices. For example, New Jersey lawmakers are considering a bill aligned with the request of this proposal: requiring all electricity for AI data centers to come from newly built clean energy sources. 22 In Oregon, regulators are considering a bill that requires data center companies to sign a ten-year power contract, ensuring that ratepayers are not saddled with the costs of building new power sources if the data center demand does not come to fruition.23 In January, lawmakers in Virginia unveiled a raft of legislation aimed at putting some guardrails on a data center industry whose insatiable hunger for electricity threatens to overwhelm the grid.24

Producing a transition plan can also help Meta address new regulations like the EU Corporate Sustainability Due Diligence Directive (CSDDD) which will require Meta to “adopt and put into effect” plans demonstrating how its business models and strategies are compatible with the transition to a sustainable economy and with limiting of global warming in line with the Paris Agreement.25

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20 https://news.bloomberglaw.com/environment-and-energy/metas-planned-louisiana-data-center-fuels-pollution-worries

21 https://www.washingtonpost.com/business/2024/10/08/google-meta-omaha-data-centers/

22 https://www.njleg.gov/bill-search/2024/S4143/bill-text?f=S4500&n=4143_I1

23 https://www.datacenterdynamics.com/en/news/oregon-bill-proposed-to-shield-residents-from-costs-associated-with-data-center-energy-deman-growth/

24 https://virginiamercury.com/2025/01/14/as-data-center-boom-continues-va-legislators-broach-new-regulations/

25 https://commission.europa.eu/business-economy-euro/doing-business-eu/sustainability-due-diligence-responsible-business/corporate-sustainability-due-diligence_en

2025 Proxy Memo Meta Platforms | Disclose a Transition Plan for Data Center Energy Use

Considering the pressure that Meta and its peers continue to put on the grid, these types of protective regulatory policies may narrow Meta’s options for locating new data centers and securing access to key markets to the extent that it is unprepared to address their concerns. As an example, Meta’s peer Alphabet has already encountered regulatory pushback when its proposal to build an additional data center in Ireland was denied due to its plan to draw too much power from the local grid.26 This serves as a critical warning for Meta and highlights the growing scrutiny over how data centers source energy and the increasing pressure to demonstrate a direct contribution to grid sustainability.

Reputational Risk: Nationwide, power utilities are building new methane gas plants and postponing the retirement of aging coal facilities to meet energy demand from data centers. 27 In many cases, local ratepayers—not the data center operators—are footing the bill for these new fossil infrastructure investments.28 This dynamic not only shifts financial risk onto electricity consumers but also prolongs community exposure to air pollution and environmental harm. Additionally, if Meta ends up building fewer data centers than it has projected and no longer needs the energy utilities are currently rushing to meet, this can harm the Company’s relationship with power utilities and potentially limit future requests for the Company’s energy access, infrastructure support, or favorable contract terms.

As the impacts of Meta’s energy procurement become more visible, Meta risks being seen not as a climate leader, but as a major contributor to fossil fuel expansion and environmental injustice. For example, one headline reads: “A utility promised to stop burning coal. Then Google and Meta came to town.”29 Public backlash, regulatory scrutiny, and investor concern are likely to intensify if Meta fails to align its operations with meaningful climate solutions, particularly given the growing spotlight on corporate greenwashing and community concern about a data center and its attendant harms coming to their town.

Greenwashing: Meta exposes itself to greenwashing by marketing itself as a climate leader with 100% renewable energy and carbon neutrality.30 As explained above, Meta relies on RECs to offset its emissions and claim 100% renewable energy, but in reality, its emissions from energy use are growing annually. This is an issue the media is paying attention to, and the negative press attention is further eroding investor confidence in the Company’s climate risk management.

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26 https://www.datacenterdynamics.com/en/news/google-denied-data-center-planning-permission-in-dublin-ireland/

27 https://www.canarymedia.com/articles/utilities/utilities-are-flying-blind-on-data-center-demand-thats-a-big-problem

28 https://eelp.law.harvard.edu/extracting-profits-from-the-public-how-utility-ratepayers-are-paying-for-big-techs-power/

29 https://www.washingtonpost.com/business/2024/10/08/google-meta-omaha-data-centers/

30 https://sustainability.fb.com/wp-content/uploads/2021/04/Facebook_RenewableEnergy_April2021.pdf

2025 Proxy Memo Meta Platforms | Disclose a Transition Plan for Data Center Energy Use

More concerning is how the Company misrepresents its carbon footprint in key disclosures. In its 2024 Sustainability Report Meta highlights a relatively low total for its Scope 2 GHG emissions from purchased electricity: 1,658 metric tons of CO₂e.31 It calculates this figure through an accounting method that incorporates RECs as negative or avoided emissions. However, its actual data center emissions are orders of magnitude higher: 5,141,350 metric tons of CO₂e.32 By prominently showcasing the adjusted figure and using it in the Company’s aggregated GHG emissions footprint, Meta gives investors a distorted and unfairly favorable view of the Company’s most carbon-intensive activities. This in turn implies a lower exposure to climate-related risk, a critical factor in investor decision-making. Furthermore, investors tracking Meta’s year over year decarbonization progress using the Company’s lower, credit-adjusted emissions will be unaware of the concerning reality that Meta’s actual GHG emissions have more than doubled since 2019, not to mention that the non-greenhouse gas pollution associated with its data centers, including particulates, is growing with its fossil-fuel use.

This potentially misleading reporting is compounded by the fact that Meta has not disclosed its purchased RECs for the past two years, leaving investors uncertain about how Meta achieved its stated emission reductions. This lack of clarity regarding the Company’s true climate impact raises serious concerns about transparency and accountability, undermining investor trust and casting doubt on whether Meta has legitimately achieved 100% renewable energy. If left unaddressed, such greenwashing risk could erode investor confidence, expose the Company to regulatory scrutiny, and compromise long-term credibility in sustainability leadership.

Transition Risk and Misalignment with Science-based Climate Goals: As Meta’s current energy procurement strategy results in limited real-world emissions reductions, Meta’s emissions continue to rise annually, placing it far off track from any credible Paris-aligned decarbonization pathway. Given Meta’s global influence and massive energy footprint, this misalignment is particularly concerning. As one of the world’s largest technology companies, Meta has the opportunity—and responsibility—to set a meaningful precedent for climate leadership across the tech sector.

Physical and Systemic Risk: Meta faces growing systemic and physical risks from climate change that threaten the stability of its operations and long-term value. As global temperatures rise, the company’s sprawling network of data centers—which are critical to its digital infrastructure—faces increased exposure to extreme weather events such as heatwaves, flooding, wildfires, droughts, and more intense and frequent hurricanes and convective storms. Many of these facilities are located in regions vulnerable to sea-level rise or drought, posing serious threats to cooling systems that rely heavily on consistent water access. In fact, in 2023, a quarter of Meta’s water use occurred in areas with high or extremely high baseline water stress. 33

In drought-prone areas, water scarcity could drive up operational costs or force shutdowns, while flooding could damage equipment and disrupt services. Heatwaves and water shortages have already led to significant power outages for competitors.34 These climate-driven risks not only endanger Meta’s physical assets but also its ability to reliably deliver services to billions of users worldwide. Without a credible, Paris-aligned emissions reduction strategy that addresses both its contribution to and vulnerability from climate change, Meta risks compounding the very disruptions that could undermine its global platform.

3.	Meta lags peers in disclosing a transition plan that results in new renewable energy capacity.

Meta’s peers Alphabet and Microsoft have responded to investor concerns by committing to 24/7 carbon-free energy—a goal that emphasizes REC purchases that align electricity consumption with local, hourly clean generation. 35 These commitments reflect growing recognition that annual purchases of RECs fail to drive meaningful emissions reductions or add new clean energy to the grid. In contrast, a 24/7 carbon-free strategy significantly improves the credibility and impact of corporate climate claims by closely aligning energy use with local, hourly clean power generation.

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31 https://sustainability.atmeta.com/wp-content/uploads/2024/08/Meta-2024-Sustainability-Report.pdf, p.21

32 https://sustainability.atmeta.com/wp-content/uploads/2024/08/Meta-2024-Sustainability-Report.pdf, Data Index E

33 https://sustainability.atmeta.com/wp-content/uploads/2024/08/Meta-2024-Sustainability-Report.pdf, Index K

34 https://www.wired.com/story/data-centers-climate-change/?utm

35 https://www.google.com/about/datacenters/cleanenergy/,https://blogs.microsoft.com/on-the-issues/2025/02/13/progress-on-the-road-to-2030/

2025 Proxy Memo Meta Platforms | Disclose a Transition Plan for Data Center Energy Use

This approach also sends a stronger signal for new, innovative clean energy and storage technologies – critical tools for fully decarbonizing the grid. By encouraging companies to align energy use with times of peak renewable supply, it can enhance grid efficiency and lower emissions. Research supports this approach, finding that hourly matching is more effective at cutting system-wide emissions and accelerating the buildout of new clean energy capacity. 36

Leading corporate climate frameworks are also taking notice of the shortcomings of RECs. The Science Based Targets initiative (SBTi) has released a draft update to its Corporate Net Zero Benchmark that would require companies to set location-based emission reduction targets—effectively rejecting the REC-based accounting method on which Meta currently relies.37 Other frameworks, such as the GHG Protocol, which currently lacks a position on RECS, are also reviewing the effectiveness of RECs and may follow suit.38

Considering Meta’s misalignment with peers and evolving climate standards, investors expect Meta to disclose a transition plan that results in new renewable energy capacity, or other actions that achieve actual emissions reductions at least equivalent to the energy demand associated with its expanded data center operations.

RESPONSE TO META’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Meta states: “We also prioritize contracting with clean and renewable energy projects that deliver the greatest possible decarbonization benefits to the grid in line with our work as part of the Emissions First Partnership.”

Meta co-founded an organization called the Emissions First Partnership (EFP) with Amazon to advocate for two changes to the way corporations procure renewable energy. First, the EFP advocates for widening geographic boundaries in renewable energy procurement, which would allow Companies to offset their GHG emissions through RECs purchased on different power grids from where their data centers are located, a strategy the proponent highlights in this proposal. Second, the EFP is advocating for the use of RECs as “avoided” or “displaced” emissions, which would allow Companies to claim vast GHG emission reductions without reducing the emissions on their local grid, as Meta is now doing. While framed as a more flexible and economically efficient approach, the EFP’s position is widely viewed by experts and climate advocates as a weakening of current GHG accounting standards, particularly those outlined by the Greenhouse Gas Protocol.39

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36 https://www.sciencedirect.com/science/article/pii/S2542435123004993

37 https://sciencebasedtargets.org/resources/files/Net-Zero-Standard-v2-Consultation-Draft.pdf, p.58

38 https://ghgprotocol.org/sites/default/files/2025-01/S2-SDP-20241220.pdf

39 https://newclimate.org/news/briefing-247-renewable-electricity-matching-is-a-far-more-credible-approach-for-the-ghg; https://papers.ssrn.com/sol3/papers.cfm?abstract_id=4636218

2025 Proxy Memo Meta Platforms | Disclose a Transition Plan for Data Center Energy Use

The EFP’s position would also absolve Meta from engaging in the systemic, collaborative work needed to decarbonize the grids on which it depends. By aligning with the 24/7 carbon-free energy strategy, regarded by experts as the more impactful approach to renewable energy procurement, Meta can overcome the challenges of decarbonizing the grids that will serve its facilities and, in the process, potentially lead to greater use of clean energy than would otherwise be the case.

Meta states: “We have long-standing experience bringing new renewable energy to the grid and supporting projects that would otherwise not have been built.”

Proponent agrees. Investors support using those skills now to bring new renewable energy to the areas in which it is developing new data centers, rather than relying on low-quality RECs for maintaining its renewable energy commitment. As discussed above, the type of RECs that Meta purchases annually (unbundled RECs and RECs from VPPAs), have been widely criticized, having “zero or near-zero long-run impact on system-level CO2 emissions.”40 Considering the consensus in the scientific community and the lack of disclosure by Meta for 2023 and 2024 purchase of RECs, investors are left to assume the Company’s purchase of the various credits either do not lead to new renewable energy projects or contribute to additional high carbon, fossil-based energy.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to help ensure that Meta, in developing new data centers, has a plan that achieves actual emissions reductions at least equivalent to the energy demand associated with its expanded data center operations.

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For questions, please contact Kelly Poole, As You Sow, kpoole@asyousow.org

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40 https://zenodo.org/records/8325964